July 17, 2012

VIA EXPRESS DELIVERY AND EDGAR

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011
FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2012
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated June 15, 2012, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) of the Company, filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 24, 2012, and the Quarterly Report on Form 10-Q for the period ended March 31, 2012 of the Company, filed with the SEC on May 2, 2012.

The Company is filing, via EDGAR, this letter setting forth the Company's responses to the Commission's comments regarding the above filings. Enclosed as well are two hard copies of the Company's response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 17, 2012
Mr. Rufus Decker

We note that six of the comments in the Staff's letter (comments 2, 3, 7, 14, 15 and 16) relate to the presentation of the investment products which the company is required to consolidate under ASC 810, "Consolidation." It is imperative that users of our financial statements understand how these investment products are presented in the Company's statements of financial position, results of operations and cash flows and, more importantly, that this presentation is not indicative of the Company's true risk associated with its investment in these products. Beyond the Company's minimal direct investments in and management fees generated from the investment products that we are required to consolidate, the Company has no right to the benefits from, nor does it bear the risks associated with, consolidated investment product assets. Additionally, the investors in the products have no recourse to the general credit of the Company for any debt issued by those products. Our results of operations do not include $47.3 million and $45.3 million in operating revenues for the years ended December 31, 2011 and 2010 (as disclosed on page 131 of our 2011 Form 10-K) due to their elimination upon consolidation of these products. Rating agencies, analysts and our bankers request that we deconsolidate these investment products to give a clear picture of the Company's financial position, results of operations, and cash flows.

The Staff has indicated several instances of disclosure related to the impact of the consolidation of investment products that should be enhanced. In future filings, the Company will include within its Consolidated Investment Products footnote a subtotal column to aggregate the impact of the consolidation of investment products on the balance sheets and income statement periods presented, similar to the format illustrated in Appendix 1. This enhancement, along with other disclosure improvements illustrated in this letter, should serve to clarify the impact of the consolidation of investment products on our financial statements.

Form 10-K for the Year Ended December 31, 2011

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response to Comment 1

The Company respectfully acknowledges the Staff's comment and will include in the responses below details showing what the proposed revisions or additional disclosures will look like in our future filings. Such disclosures will be noted in italics. The Company will include such revisions in all future filings, including interim filings, where appropriate.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.
It appears that foreign pre-tax income represents approximately 46% of your income before income taxes. Given your disclosures on pages 123 and 126, it appears that foreign revenue increased 12% while foreign pre-tax income decreased 36% from December 31, 2010 to December 31, 2011. To further allow an investor to understand your businesses as a whole, please enhance your disclosure in MD&A to discuss the factors that led to a significant decrease in foreign pre-tax income despite an increase in foreign revenue. See Section 501.04 of the Financial Reporting Codification.

July 17, 2012
Mr. Rufus Decker

Response to Comment 2

We note that in the disclosure on page 123 within the Taxation footnote, the amounts disclosed as foreign income before taxes of $421.7 million in 2011 and $660 million in 2010 include the income/(losses) before income taxes of our consolidated investment products of ($87.4) million in 2011, and $180.7 million in 2010. Excluding these amounts, foreign pre-tax income increased by 6% from 2010 to 2011. Calculations are presented below, along with proposed revised disclosures for future Form 10-K filings.

Calculation of income/(losses) before taxes of consolidated investment products*:
	Year ended December 31,
$ in millions	2011	2010
Income/(losses) before taxes:
CLOs - VIEs	(169.9)	77.1
Other VIEs	—	5.3
VOEs	62.4	92.5
Adjustments	20.1	5.8
Income/(losses) before taxes of consolidated investment products	(87.4)	180.7

* Amounts and row descriptions tie directly to the columns in the condensed consolidating income statements presented in the Consolidated Investment Products footnote, page 131 of the Company's 2011 Form 10-K and are defined in that document.

Calculation of % US versus Foreign income before taxes:
	Year ended December 31,
	2011		2010
$ in millions (except percentages)	Amount	%	Amount	%	Change
US	486.4	54%	173.8	21%	180%
Foreign*	509.1	56%	479.3	57%	6%
Income/(losses) before taxes of consolidated investment products*	(87.4)	(10)%	180.7	22%	(148)%
Income before income taxes, per face of income statement	908.1	100%	833.8	100%	9%
(Gains)/losses attributable to noncontrolling interests in consolidated entities (NCI), net	107.7		(171.1)
Income before taxes, excluding NCI	1,015.8		662.7

* Foreign, as disclosed (sum of * asterisked rows above)	421.7	46%	660.0	79%	(36)%

We will revise future Form 10-K disclosures in the taxation footnote to differentiate between US, foreign, and income/(losses) before income taxes of consolidated investment products, similar to the analysis presented in the table below in italics.

July 17, 2012
Mr. Rufus Decker

Proposed New Disclosure in Taxation Footnote:

Income Before Taxes	Year ended December 31,
$ in millions (except percentages)	2011	2010
US	486.4	173.8
Foreign	509.1	479.3
Income/(losses) before taxes of consolidated investment products, as disclosed in Note 20, "Consolidated Investment Products"	(87.4)	180.7
Income before income taxes	908.1	833.8

3.
You disclose on page 26 that the adoption of ASC 810 had a significant impact on the presentation of your financial statements in 2011 and 2010, since you were required to consolidate certain CLOs that were not previously consolidated. We note that the collateral assets of the CLOs are held solely to satisfy the obligations of the CLOs and that you have no right to the benefits from, nor do you bear the risks associated with, the collateral assets held by the CLOs beyond your minimal direct investments in, and management fees generated from, the CLOs. As such, it appears that these assets may be restricted. We also note your disclosure on page 89 that you consolidate, in addition to the CLOs, other VIEs and non-VIE general partnership investments where you are deemed to have control. Please tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X. If you do not believe that you meet the requirement to provide the Schedule I parent only financial statements, please provide us with your calculations to support your basis.

Response to Comment 3

We concluded that we do not meet the requirements to provide the Schedule I parent-only financial statements in our filings with the Commission. Rule 5-04 of Regulation S-X indicates that Schedule I should be provided "when the restricted net assets (Rule 4-08(e)(3)) of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year."

Rule 4-08(e)(3) of Regulation S-X instructs that "noncontrolling interests shall be deducted in computing net assets for purposes of this test." We generally invest nominally in these products (for example, a less than 1% investment in partnership structures), as such investments are to demonstrate "skin in the game" to attract other unaffiliated investors in these products. Due to the nominal amount of our investments, upon consolidation, we reflect significant noncontrolling interest and appropriated retained earnings balances attributable to the unaffiliated investors in these products. The net assets of consolidated investment products therefore equals the sum of the noncontrolling interests and appropriated retained earnings attributable to other parties. The guidance regarding Schedule I in Rule 5-04 states that: "For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant's proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations)..." If we exclude these balances on this basis, then the percentage of consolidated investment products net assets to the Company's consolidated net asset balances becomes zero as illustrated in the calculation below:

July 17, 2012
Mr. Rufus Decker

	December 31,
$ in millions (except percentages)	2011	2010
Net assets of consolidated investment products (see table below)	1,349.4	1,587.0
Equity attributable to noncontrolling interests in consolidated investment products*:
Other VIEs	(45.4)	(62.3)
VOEs	(968.6)	(1,029.2)
Retained earnings appropriated for investors in consolidated investment products*	(334.3)	(495.5)
Adjustments*	(1.1)	—
	—	—

Net assets of the Company for purposes of calculation (see table below)	7,784.8	7,769.1

Net assets of consolidated investment products for purposes of calculation	—	—
% Consolidated Investment Products net assets to consolidated net assets	—%	—%

* Amounts and row descriptions are included in the columns in the condensed consolidating balance sheets presented in the Consolidated Investment Products footnote, page 130 of the Company's 2011 Form 10-K.

The assets of consolidated investment products are held solely to satisfy the obligations of consolidated investment products. The obligations of consolidated investment products are not the obligations of the Company as the asset manager of the products. A calculation and illustration of the components of the net assets of consolidated investment products balances is presented in the table below:

	December 31,
$ in millions (except percentages)	2011	2010
Total assets*:
CLOs - VIEs	6,076.8	6,883.9
Other VIEs	45.9	63.3
VOEs	1,017.5	1,075.1
Adjustments	(122.4)	(83.3)
Total assets of consolidated investment products	7,017.8	7,939.0

Total liabilities*:
CLOs - VIEs	5,742.5	6,388.4
Other VIEs	0.4	0.9
VOEs	5.8	7.8
Adjustments	(80.3)	(45.1)
Total liabilities of consolidated investment products	5,668.4	6,352.0

Net assets of consolidated investment products	1,349.4	1,587.0

* Amounts and row descriptions tie directly to the columns in the condensed consolidating balance sheets presented in the Consolidated Investment Products footnote, page 130 of the Company's 2011 Form 10-K and are defined in that document.

July 17, 2012
Mr. Rufus Decker

For purposes of the calculation, the net assets of the Company are calculated as follows:

	December 31,
$ in millions (except percentages)	2011	2010
Total equity, per balance sheet	9,137.6	9,360.9
Less: Equity attributable to noncontrolling interests in consolidated entities	(1,018.5)	(1,096.3)
Total equity attributable to common shareholders, per balance sheet	8,119.1	8,264.6
Less: Retained earnings appropriated for investors in consolidated investment products*	(334.3)	(495.5)
Net assets of the Company for purposes of calculation	7,784.8	7,769.1

* Retained earnings appropriated for investors in consolidated investment products is completely attributed to other investors in these products and not to the Company's interest in these products. We therefore believe it is appropriate to remove this balance from the calculation, similar to the noncontrolling interests.

We utilize separate primary financial statement presentation of the significant balances related to consolidated investment products. This, combined with the VIE columns provided on pages 130 through 132 of the Company's 2011 Form 10-K, serve to separately present the variable interest entity disclosure requirements of ASC 810, "Consolidation." As discussed above, we believe that it is extremely important to illustrate for readers of our financial statements the impact of the consolidation of all investment products, including variable interest entities. We believe that it is meaningful and useful to readers to include the presentation of condensed consolidating balance sheets and income statements illustrating our group of companies before and after consolidation of investment products.

Item 8 - Financial Statements and Supplementary Data, page 79

General

4.
Rule 4-08(k) of Regulation S-X requires you to identify your related party transactions and amounts on the face of the balance sheet, income statement, and statement of cash flows, as applicable. Please help us understand how you have complied with this requirement.

Response to Comment 4

Certain funds may be deemed to be affiliates of the Company, as the Company's business is to manage the funds. ASC 850-50-3 states: "Sometimes, the effect of the relationship between the parties may be so pervasive that disclosure of the relationship alone will be sufficient." We believe that the transactions between the Company and its managed funds are so pervasive that disclosure in the footnotes of the asset management relationship is sufficient. Specifically, in Note 1 of our 2011 Form 10-K, "Accounting Policies-Basis of Accounting and Consolidation," we disclosed that "the company provides investment management services to, and has transactions with, various private equity funds, real estate funds, fund-of-funds, collateralized loan obligations (CLOs), and other investment products sponsored by the company for investment of client assets in the normal course of its business." Also in the Revenue Recognition policy within Note 1, we disclosed that "investment management fees are derived from providing professional services to manage client accounts and include fees earned from retail mutual funds, unit trusts, investment companies with variable capital (ICVCs), exchange-traded funds, investment trusts and institutional and private wealth

July 17, 2012
Mr. Rufus Decker

management advisory contracts." We also included numerous other references to affiliated funds throughout our footnotes, as summarized below:

•	Note 1, "Accounting Policies" contains references and descriptions of affiliated fund transactions in the following policy notes:
-- Cash and Cash Equivalents;
-- Unsettled Fund Receivables and Payables;*
-- Accounts Receivable;*
-- Assets Held for Policyholders and Policyholder Payables.*
* These balances are separately disclosed on the face of the balance sheet.

•	Notes 2, "Fair Value of Assets and Liabilities" and 3, "Investments," contain numerous references to affiliated balances.

•
Note 20, "Consolidated Investment Products," provides detailed disclosures about affiliated fund transactions and illustration of the impact of consolidated funds on the Company's balance sheets and income statements.

We believe that these disclosures in the aggregate demonstrate the pervasive nature of affiliated fund transactions.

Note 1 - Accounting Policies, page 89

Cash and Cash Equivalents, page 90

5.
You disclose that the European sub-group had cash and cash equivalent balances of $440 million as of December 31, 2011. It is not clear whether this amount represents the total amount of cash and cash equivalent balances which are located outside of the United States. Please advise, or revise to also disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents as of year-end.

Response to Comment 5

The amount of non-US cash and cash equivalents at December 31, 2011 was $551.7 million, which includes $440 million held by the European sub-group. The European sub-group is regulated by the U.K. Financial Services Authority. We have made prior public disclosures about our capital priorities, in which we have stated that we desire to accumulate cash balances of $1 billion in excess of our regulated European sub-group cash balances. In light of these prior disclosures, we continue to separately discuss the European sub-group cash and cash equivalent balances.

Note 14 - Operating Leases, page 121

6.
You disclose that certain leases contain escalation clauses providing for increased rent based upon maintenance, utility and tax increases. Please disclose how you account for these escalation clauses as well as any step rent provisions, capital improvement funding and other lease concessions which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting

July 17, 2012
Mr. Rufus Decker

complies with FASB ASC 840.

Response to Comment 6

Escalation clauses providing for increased payments to the landlord based upon maintenance, utility and tax increases are excluded from the minimum lease payments and are expensed in the period incurred in accordance with ASC 840, "Leases," as these payments are representative of executory costs. Step rent provisions are included in the minimum lease payments and are recognized on a straight-line basis over the minimum lease term. Any inducements provided by the landlord, such as capital improvement funding, are amortized on a straight-line basis over the minimum lease term as a reduction of the minimum lease payments. Rental payments dependent upon an existing index or rate are included in the minimum lease payments based on the index or rate in effect at the inception of the lease and are recognized on a straight-line basis over the minimum lease term. Changes in rental payments that result from subsequent changes in the index or rate are expensed in the period incurred.

In future Form 10-K filings, the Company will provide disclosure regarding the accounting for maintenance, utility and tax costs, step rent provisions, lease concessions and the terms of any index-based rents included in our lease agreements. Revised disclosure for inclusion in our accounting policy footnote is presented below:

The company complies with lease accounting in accordance with ASC Topic 840, "Leases.” Under operating leases, where the lessor retains substantially all the risks and benefits of ownership of the asset, rental payments, as well as any step rent provisions specified in lease agreements, are aggregated and charged evenly to expense over the lease term beginning on the date of initial possession or the effective date of the lease agreement. Maintenance, utility, and tax costs included in lease agreements are expensed in the period incurred. Rental payments dependent upon an existing index or rate are included in the minimum lease payments based on the index or rate in effect at the inception of the lease and are recognized on a straight-line basis over the minimum lease term. Changes in rental payments that result from subsequent changes in the index or rate are expensed in the period incurred. Capital improvement funding and other lease concessions provided by the landlord are recorded as a deferred liability and are amortized evenly over the lease term as a reduction of rental expense.

Note 16, Taxation, page 122

7.
In your effective tax rate reconciliation, the non-controlling interests are presented as causing a 3.3% increase in your 2011 effective tax rate even though the non-controlling interests generated a $107.7 million loss (page 84) for the year. In 2010, the non-controlling interest is presented as causing a 6.1% decrease in your effective tax rate even though the non-controlling interests generated $171.1 million of income for the year. Please clarify for us and disclose in future filings why the 2011 losses generated by non-controlling interests did not cause a reduction in your consolidated tax rate and why the income generated in 2010 did not cause an increase in your consolidated tax rate.

July 17, 2012
Mr. Rufus Decker

Response to Comment 7

A reader of our financial statements may expect to recalculate our effective tax rate directly from the face of our Consolidated Statements of Income by dividing our income tax provision by our income before income taxes. Using the income before taxes amounts of $908.1 million and $833.8 million for the years ended December 31, 2011 and 2010 from the face of the Consolidated Statements of Income could be misleading, however, because these amounts include the income/(losses) before taxes of consolidated investment products in each of those years. The Company is not taxed on the income of consolidated investment products that is attributable to noncontrolling interests; this income is not the Company's income. Presenting an effective tax rate after gains and losses are attributed to noncontrolling interests is a better approximation of the Company's true effective tax rate on its underlying operations.

Our taxation disclosures on page 123 of our 2011 Form 10-K therefore include an effective tax rate reconciliation which attempts to illustrate how the numbers on the face of the Consolidated Statements of Income recalculate to the effective tax rates before and after the impact of the noncontrolling interests.

For 2011, the effective tax rate of 31.5% is calculated using the income before income tax amount from the income statement of $908.1 million, as illustrated in the table below. Once we add back the losses attributable to noncontrolling interests of $107.7 million for that year, the denominator of our effective tax rate calculation increases to $1,015.8 million, resulting in a 3.3% reduction in the effective tax rate from the rates that were calculated including the losses resulting from consolidated investment products. In 2010, we attributed gains of $171.1 million to noncontrolling interests, and so the denominator of the effective tax rate calculation actually decreased to $662.7 million to give effect to this attribution. This decrease in the denominator resulted in a 6.1% increase in the effective tax rate. The calculations are presented in the table below:

	Year ended December 31,
$ millions (except percentages)	2011	2010
Income before taxes (includes consolidated investment product net losses in 2011 and net gains in 2010)	908.1	833.8
Income tax provision	(286.1)	(197.0)
Net income	622.0	636.8
(Gains)/losses attributable to noncontrolling interests	107.7	(171.1)
Net income attributable to common shareholders	729.7	465.7

Effective tax rate including net losses of consolidated investment products in 2011 and net gains in 2010*	31.5%	23.6%
Effective tax rate excluding noncontrolling interests**	28.2%	29.7%
Impact of noncontrolling interests on effective tax rate	3.3%	(6.1)%

* Calculated as $286.1 million / $908.1 million for 2011 and $197.0 million / $833.8 million for 2010
** Calculated as $286.1 million / ($908.1 million + $107.7 million) for 2011 and $197.0 million / ($833.8 million - $171.1 million) for 2010

July 17, 2012
Mr. Rufus Decker

We will disclose in future Form 10-K filings the following additional clarifying information related to the effective tax rate reconciliation information in the taxation footnote:

	Year ended December 31,
	2011	2010
Statutory Rate	35.0%	35.0%
Foreign jurisdiction statutory income tax rates	(10.0)%	(9.7)%
State taxes, net of federal tax effect	1.5%	1.2%
Change in valuation allowance for unrecognized tax losses	1.5%	2.3%
Other	0.2%	0.9%
Effective tax rate (excluding noncontrolling interests)*	28.2%	29.7%
(Gains)/losses attributable to noncontrolling interests*	3.3%	(6.1)%
Effective tax rate per Consolidated Statements of Income*	31.5%	23.6%

* The effective tax rate per the Consolidated Statements of Income is higher than the effective tax rate excluding noncontrolling interests in 2011 (lower in 2010) due to the inclusion of losses before taxes of consolidated investment products (income before taxes of consolidated investment products in 2010) in the company's reported income before taxation amounts. The company is not taxed on amounts attributable to noncontrolling interests and therefore is also presenting an effective tax rate excluding those balances in the table above.

Note 21 - Guarantor Condensed Consolidated Financial Statements, page 136

8.
You disclose that each of the subsidiary guarantors is wholly-owned by you. Please confirm, and revise your disclosure if true, that all the subsidiary guarantors are “100% owned” as defined by Rule 3-10(h)(1) of Regulation S-X. Note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulation S-X, is not the same as “100% owned.” Refer to Rule 3-10(i)(8)(i) of Regulation S-X.

Response to Comment 8

All of the subsidiary guarantors are 100% owned by the ultimate parent, Invesco Ltd. In future filings, we will revise our guarantor disclosure to use the words "100% owned" rather than "wholly-owned."

9.
We note that you present negative liabilities within the intercompany balances line item on your condensed consolidated balance sheets. This presentation understates the December 31, 2011 total liabilities of your non-guarantor subsidiaries by 15%. Please revise your presentation to reclassify any negative liabilities as assets in future filings.

Response to Comment 9

In future filings, we will revise our guarantor footnote to present intercompany balances as either assets or liabilities, as appropriate, and will not present negative balance sheet items. Such disclosure will be similar to the schedules included as Appendix 2 to this letter. Appendix 2 contains the Company's condensed consolidating guarantor financial statements as of December 31, 2011, with the intercompany balances presented as either assets or liabilities, as appropriate.

July 17, 2012
Mr. Rufus Decker

10.
Please describe for us the components of the “intercompany balances” liability accounts and clarify why this liability is classified as long-term instead of as current. Describe and quantify the extent to which the December 31, 2011 account balances are comprised of documented long-term borrowing agreements and whether the borrowings are interest-bearing.

Response to Comment 10

We did not utilize separate balance sheet classification of intercompany balances in our condensed consolidated balance sheets; rather, all intercompany balances were netted together and was presented as one line item between "total current liabilities" and "non-current liabilities." In future filings, we will revise our presentation of these balances. Such disclosure will be similar to the schedules included as Appendix 2 to this letter. Appendix 2 contains the Company's condensed consolidating guarantor financial statements as of December 31, 2011, with the intercompany balances presented as either assets or liabilities, as appropriate.

In Appendix 2, the intercompany balances at December 31, 2011 are separately classified as follows:

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
December 31, 2011
Current intercompany receivables	37.9	38.0	29.0	—	(104.9)	—
Non-current intercompany receivables	772.1	1,834.0	573.5	—	(3,179.6)	—
Current intercompany payables	—	(62.8)	(29.9)	(12.2)	104.9	—
Non-current intercompany payables	(1,728.3)	(444.8)	(656.5)	(350.0)	3,179.6	—
Net intercompany balances (ties to prior presentation)	(918.3)	1,364.4	(83.9)	(362.2)	—	—

Details of documented balances and interest arrangements are set forth below:

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
December 31, 2011
Documented long-term agreements, interest-bearing	(1,361.8)	—	(103.5)	(333.0)	1,798.3	—
Documented long-term agreements, non-interest-bearing	—	—	(553.0)	—	553.0	—
Other long-term intercompany balances	(366.5)	(444.8)	—	(17.0)	828.3	—
Non-current intercompany payables	(1,728.3)	(444.8)	(656.5)	(350.0)	3,179.6	—

Our current intercompany policy is driven by local regulations, and interest arrangements and agreements are executed as required by those regulations. Non-interest-bearing and other non-current intercompany balances have arisen over time from normal liquidity management activities, are primarily denominated between entities that are based in the same geographical location, and do not create any adverse regulatory consequences for the Company.

11.
Rule 3-10(i)(1) of Regulation S-X states that the condensed financial statements should be presented in sufficient detail to allow investors to determine the assets, results of operations and cash flows of each of the consolidated groups, and also mandates that the form and content of the condensed financial statements should follow the general guidance set forth in Rule 10-01 of Regulation S-X. In this regard, we have the following comments:

July 17, 2012
Mr. Rufus Decker

•
Rule 10-01(a)(2) and (3) of Regulation S-X states that the balance sheets and statements of income should include all major captions on the face of the financial statements. Please revise your condensed consolidating balance sheets and statements of income in future filings to include major captions such as cash, debt, costs applicable to sales, related party transactions, etc.; and

•
As noted in Rule 10-01(a)(4) of Regulation S-X, the statement of cash flows may be abbreviated starting with a single figure of net cash flows from operating activities and showing cash changes from investing and financing activities individually only when they exceed 10% of the average of net cash flows from operating activities for the most recent three years. Your presentation of single figures of net cash (used in)/provided by investing and financing activities does not comply with this requirement. Please revise in future filings.

Response to Comment 11

In future filings, we will revise our guarantor footnote to present additional detail in the condensed consolidating balance sheets, statements of income, and statements of cash flows. Such disclosure will be similar to the schedules included as Appendix 2 to this letter. Appendix 2 contains the Company's condensed consolidating guarantor financial statements as of December 31, 2011.

12.
It is not clear how the Issuer and the Parent can generate positive operating cash flows given that neither appears to have any independent operations or assets. In order for us to understand your presentation, please provide us with reconciliations between net income and operating cash flows for both the Parent and the Issuer for the year ended December 31, 2011. Also, please quantify the components of the 2011 $393.5 million operating cash flow adjustments amount. Tell us also how intercompany liability transactions are classified in these Statements of Cash Flows.

Response to Comment 12

The Issuer and Parent generate positive operating cash flows through intercompany transactions, principally the receipt of intercompany dividends, which we classify as operating activities in the condensed consolidating statement of cash flows. A reconciliation of net income to operating cash flows for the Issuer and the Parent for the year ended December 31, 2011 is presented below, along with a description of the components of the $393.5 million operating cash flow adjustments amount:

July 17, 2012
Mr. Rufus Decker

$ in millions	Issuer	Parent
Year ended December 31, 2011
Net income	437.9	729.7

Equity in earnings of unconsolidated affiliates	(453.9)	(745.1)
Share-based compensation expense	—	0.2
Loss (gain) on disposal of PPE	—	2.4
Intercompany dividend received *	—	393.5
Intercompany dividend paid **	(48.4)	—
Other gains and losses, net	—	(2.4)

Change in operating assets and liabilities:
(Increase) decrease in receivables	119.1	1.1
Increase (decrease) in payables ***	0.8	270.9

Net cash provided by operating activities	55.5	650.3

* The $393.5 million operating cash flow adjustments amount is the elimination of intercompany dividends paid to the Parent.
** Upon review, we note that the intercompany dividend paid by the Issuer during the fourth quarter of 2011 should have been classified within the financing section of the cash flow statement. As this amount is not material to the presentation of the guarantor's cash flow information, we will reclassify this amount upon re-filing our comparative figures at December 31, 2012. See Appendix 2.

*** Intercompany liability transactions are included in this line item.

Form 10-Q for the Quarter Ended March 31, 2012

General

13.	Please address the above comments in your interim filings as well, as applicable.

Response to Comment 13

The Company respectfully acknowledges the Staff's comment and will include any proposed revisions or additional disclosures noted above in all future filings, including interim filings, where appropriate.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

14.
It appears that the disclosures on pages 37-41 generally convey favorable investment results in the March 31, 2012 quarter. However, your net “Gains/(losses) of consolidated investment products” shows a $121.9 million loss for the quarter. We understand that this reflects realized and unrealized gains and losses on the underlying investments and debt of consolidated investment products. We also understand from page 53 that the net loss in the period is primarily due to losses associated with real estate investments and long-term debt of CLOs. The disclosure on page 41 states that real estate is classified within the “alternative” asset class and that this class experienced gains during the quarter. Given the magnitude of this line item to your net income in all periods, an expanded disclosure should

July 17, 2012
Mr. Rufus Decker

be provided when your consolidated investment product gain/loss cannot be fully explained by reference to the description of market developments presented in the forepart of your MD&A. Regarding the March 31 quarter, please quantify the impact of each factor on the reported net loss as it is not clear whether the real estate loss is equal to the $76.1 million change in reported fair value (page 28). Fully describe the causes of the real estate investment losses such that investors can understand the specific adverse market developments occurring in the quarter that caused the real estate losses. If the loss relates to developments in the December 31 quarter then please clarify that fact and reference the one-quarter lag cited on page 24. We recognize that the net gains/(losses) of consolidated investment products are mostly attributed to the non-controlling interests. However, since this line item reflects on the performance of the investments you manage for your customers, a substantive and informative explanation of this line item is material information because investors can reasonably expect that your ability to generate investment gains for your customers has positive implications on your future operating results - and vice versa.

Response to Comment 14

We do not believe that the "gains/(losses) of consolidated investment products, net" line item on the face of our income statements or the income before taxes of consolidated investment products reflects on the performance of investments we manage for our customers. The consolidated investment products represent approximately 1% of our assets under management of $672.8 billion at March 31, 2012. As discussed on page 2 above, users of our financial statements have requested that we describe our financial position, results of operations and cash flows before the impact of consolidated investment products. To provide a substantive and informative explanation of the line item on the balance may not be helpful to readers of our financial statements, as it would not be representative of the movements in and revenues generated by our average assets under management, and would direct undue focus to balances that are largely attributable to noncontrolling interests.

We note that the Staff has included the "gains/(losses) of consolidated investment products, net" line item from the face of our Condensed Consolidating Statements of Income of ($121.9 million) and ($85.5 million) for the periods ended March 31, 2012 and 2011, respectively. These amounts do not represent the net losses before taxes from consolidated investment products of $114.9 million and $68.5 million for those periods. The components of the net losses before taxes of consolidated investment products are detailed in the calculation below:

Calculation of income/(losses) before taxes of consolidated investment products*:
	Three months ended March 31,
$ in millions	2012	2011
Income/(losses) before taxes:
CLOs - VIEs	(59.0)	(116.0)
Other VIEs	(1.2)	—
VOEs (see tables below)	(62.3)	38.8
Adjustments	7.6	8.7
Income/(losses) before taxes of consolidated investment products	(114.9)	(68.5)

* Quarterly amounts and row descriptions tie directly to the columns in the condensed consolidating income statements presented in the Consolidated Investment Products footnote, page 27 of the Company's 2012 Q1 Form 10-Q and are defined in that document.

July 17, 2012
Mr. Rufus Decker

In future filings, we will revise the name of the income statement line item from "gains/(losses) of consolidated investment products, net" to "other gains/(losses) of consolidated investment products, net," to clarify that this line item is not the full impact of consolidated investment products to our consolidated income statements. Additionally, in future filings, the Company will include within its Consolidated Investment Products footnote a subtotal column to aggregate the impact of the consolidation of investment products on the income statement periods presented, similar to the format illustrated in Appendix 1.

As of March 31, 2012, the Company was required to consolidate two managed Asian real estate funds. These two funds represented approximately 1% of our alternative assets under management. The alternative asset class is comprised of many funds that employ many different investment strategies in many different geographies. We consolidate the two funds on a one-quarter lag, as disclosed on page 24 of our Q1 2012 Form 10-Q. The net losses of consolidated real estate funds that we reflected in our results for the three months ended March 31, 2012 were reflected in the underlying funds' December 31, 2011 financial statements. Performance of these two real estate funds, which are specific to one geographic market, reflects established fund liquidation timing and is therefore not indicative of the aggregate performance of the alternative assets we manage for our customers.

The consolidated real estate funds are voting interest entities (VOEs). The net losses from these funds are therefore included in the $62.3 million net loss figure for the three months ended March 31, 2012 in the table above.

VOE gains/(losses):	Three months ended March 31, 2012
Real estate fund losses	(66.7)
Other VOE fund gains	4.4
Total VOE losses per table above	(62.3)

The total change in valuation of consolidated real estate investments was a decline of $76.1 million, the difference between the December 31, 2011 fair value of $232.9 million in the table on page 29 and the March 31, 2012 fair value of $156.8 million in the table on page 28. The decline in valuation was due primarily to movements in the market valuation of the portfolio holdings of these funds and also to sales of properties within the funds. The level 3 rollforward included in our disclosure on page 29 includes all level 3 assets, including these real estate investments.

15.
Please clarify for us why the real estate portfolios generated material performance fees in 2012 but not in 2011 (page 49) given the real estate investment losses disclosed on page 53. Address also the increase in real estate portfolio acquisition and disposition fees included in other revenue.

Response to Comment 15

Performance fee revenues are generated on certain management contracts when performance hurdles are achieved. As disclosed in our revenue recognition accounting policy footnote on page 95 of our 2011 Form 10-K, we record performance fees when the contractual performance criteria have been met and when the outcome of the transaction can be reliably measured in accordance with Method 1 of ASC Topic 605-20-

July 17, 2012
Mr. Rufus Decker

S99, "Revenue Recognition -- Services -- SEC Materials." Performance fees will fluctuate from period to period and may not correlate with general market changes, since most of the fees are driven by relative performance to a benchmark or the achievement of a specified hurdle rate upon the liquidation of a fund, rather than by absolute performance. The nature of a real estate fund is such that performance fees are generally not recognizable until the end of the long-term investment contract. The real estate performance fees earned in the three months ended March 31, 2012 were generated from the liquidation of a European real estate fund. We did not have a similar realization and recognition event in the comparative quarter.

Additionally, we note from the Staff's comment that the Staff may be linking the real estate performance fees recognized in the three months ended March 31, 2012 with the losses generated by consolidated real estate funds discussed on page 53 of the Company's Q1 2012 Form 10-Q. As discussed above, the performance fees were generated by the liquidation of a European real estate fund. The losses of the consolidated real estate funds were generated by two separate and unrelated Asian real estate funds and are further discussed in our responses to comments 14 and 16. When investment products are consolidated, all management and performance fees are eliminated (as they are deemed to be intercompany transactions between a parent and a consolidated subsidiary). There is therefore no link between the Company's recognized performance fees and the performance of any consolidated investment product. This is an anomaly resulting from the mechanics of consolidation, and it is one of the reasons why we present the condensed consolidating balance sheets and income statements in the Consolidated Investment Products footnote, especially in light of the nominal risk associated with our minimal investments in those funds.

We disclose on page 49 of our Q1 2012 Form 10-Q that other revenues were driven by an increase in real estate portfolio acquisition and disposition fees of $5.5 million. We disclose in our revenue recognition accounting policy footnote on page 95 of our 2011 Form 10-K that real estate transaction fees are derived from commissions earned through the buying and selling of properties, and that these fees are recorded in our financial statements on the date when the transactions are legally closed. The real estate transaction commissions recognized in the three months ended March 31, 2012 were driven by the sale of a property associated with the liquidation of the real estate fund that generated the performance fees discussed above and also included fees generated upon portfolio property acquisitions by several other separate and unrelated real estate funds. These fees were not generated by consolidated real estate funds, as any such fees would have been eliminated upon consolidation.

16.
Your disclosure on page 53 indicates that you only invest in a portion of the consolidated investment products and so the “gains and losses of consolidated investment products, net” is largely offset by noncontrolling interests. Based on page 4, it appears that the offset exceeded 90% in both the 2012 and 2011 quarters. Please clarify for us why in fiscal year 2010 the offset was 150%.

Response to Comment 16

The response that follows will clarify two items regarding comment 16. First, we believe that the offset percentage calculation should be performed using the amounts attributed to noncontrolling interests as a percentage of the income/(losses) before tax of consolidated investment products instead of the separate income statement line item "gains/(losses) of consolidated investment products, net." Second, the offset percentages may not be meaningful in light of the mechanics of consolidation and elimination of the Company's gains and losses from the collateralized loan obligation (CLO) investment products. Each of

July 17, 2012
Mr. Rufus Decker

these points is further detailed below.

We note that the Staff has recalculated the offset percentages using the amounts from the "gains/(losses) of consolidated investment products, net" line item from the face of our Condensed Consolidating Statements of Income of ($121.9 million) and ($85.5 million) for the periods ended March 31, 2012 and 2011. These amounts do not represent the net losses before taxes from consolidated investment products of $114.9 million and $68.5 million for those periods. We use other income statement line items to reflect other activities of consolidated investment products (such as interest income and interest expense of consolidated investment products), which we illustrate in the condensed consolidating statements of income within our Consolidated Investments Products footnote on page 27 and again at the beginning of the Results of Operations discussion in our Management's Discussion and Analysis on pages 47 and 48.

As discussed in our response to comment 14, in future filings, we will revise the name of the income statement line item from "gains/(losses) of consolidated investment products, net" to "other gains/(losses) of consolidated investment products, net," to clarify that this line item is not the full impact of consolidated investment products to our consolidated income statements. Additionally, in future filings, the Company will include within its Consolidated Investment Products footnote a subtotal column to aggregate the impact of the consolidation of investment products on the income statement periods presented, similar to the format illustrated in Appendix 1.

Prior to consolidation of collateralized loan obligation (CLO) investment products under ASC 810, "Consolidation," the Company accounted for its investments in the CLOs as available-for-sale investments. Gains and losses from market valuation changes in the Company's holdings were therefore recorded in other comprehensive income and not in the Company's income statement. The "before consolidation" columns in the condensed consolidating income statements disclosed in the Consolidated Investment Products footnotes reflect the available-for-sale accounting basis; therefore, the company's gains and losses from its holdings in CLOs are not reflected in the condensed income statement before consolidation. Upon consolidation of CLOs, we align Company's and the CLO's accounting policies and allow for elimination of the Company's gains and losses (representing the changes in the market value of the Company's holdings in the consolidated CLOs) by reclassifying the amounts from other comprehensive income into other gains/(losses) in the income statement. This reclassification is presented in the Adjustments column of the tables within the income before taxes of consolidated investment products subtotal. There is no attribution of the adjustment amount to noncontrolling interests; therefore, fluctuations in the Company's market gains and losses on its holdings in the consolidated CLOs will directly impact the offset percentage. As a result, it may not be meaningful to calculate offset percentages on the basis presented in the second table below.

For example, for the three months ended March 31, 2012, the market gains on the Company's CLO holdings were $4.2 million, which is disclosed in the Adjustments column/Other investment income/(losses) row and in the footnote to the condensed consolidating statements of income on page 27 of the Q1 2012 Form 10-Q. Included in the $68.8 million of CLO other investment income/(losses) balance in the CLOs-VIEs column is a loss of $4.2 million that is attributable to the increase in fair value of the Company's holdings of subordinated notes. To align accounting policies and allow for elimination of this amount as an intercompany transaction between the Company and the CLOs upon consolidation, a reclassification/elimination adjustment is required between other comprehensive income and other gains/(losses) in the income statement. The footnotes to the condensed consolidating income statement tables indicate that "the net income arising from consolidated CLOs is therefore completely attributed to other investors in these CLOs, as the company's share has been eliminated through consolidation." As there is no attribution of the adjustment amount to

July 17, 2012
Mr. Rufus Decker

noncontrolling interests, the adjustment directly impacts the calculated offset percentage.

Calculations are presented below:

Calculation of income/(losses) before taxes of consolidated investment products*:
	Year ended December 31,		Three months ended March 31,
$ millions	2011	2010	2012	2011
Income/(losses) before taxes:
CLOs - VIEs	(169.9)	77.1	(59.0)	(116.0)
Other VIEs	—	5.3	(1.2)	—
VOEs	62.4	92.5	(62.3)	38.8
Adjustments	20.1	5.8	7.6	8.7
Income/(losses) before taxes of consolidated investment products	(87.4)	180.7	(114.9)	(68.5)

* 2011 amounts and row descriptions tie directly to the columns in the condensed consolidating income statements presented in the Consolidated Investment Products footnote, page 131 of the Company's 2011 Form 10-K and are defined in that document. Quarterly amounts and row descriptions tie directly to the columns in the condensed consolidating income statements presented in the Consolidated Investment Products footnote, page 27 of the Company's 2012 Q1 Form 10-Q and are defined in that document.

The table below reflects the offsetting percentages using the net impact of consolidated investment products on the Company's income before taxes as compared to the amounts attributed to noncontrolling interests for the years ended December 31, 2011 and 2010 and the periods ended March 31, 2012 and 2011:

	Year ended December 31,		Three months ended March 31,
$ millions (except percentages)	2011	2010	2012	2011
Income/(losses) before taxes of consolidated investment products [A]	(87.4)	180.7	(114.9)	(68.5)
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net [B]	107.7	(171.1)	119.1	78.2
Impact to net income attributable to common shareholders (amounts are net gains in all periods)	20.3	9.6	4.2	9.7

% "offset" [B divided by A]	123%	95%	104%	114%

(Gains)/losses of consolidated investment products - separate line item per face of income statements [C]	(138.9)	114.0	(121.9)	(85.5)
% "offset" per Staff's comment 16 [B divided by C]	78%	150%	98%	91%

The market valuation changes in the Company's subordinated note holdings may not be indicative of the aggregate performance of the consolidated CLOs. Therefore, the offset percentages calculated on the basis presented in the table above may not be consistent from period to period.

Had the Company's and the CLOs' accounting policies been aligned prior to consolidation, any gains and losses from the Company's holdings in the CLOs would have been reflected in the Company's income before taxes prior to consolidation, and the offset percentages would not exceed 100%. If the CLO gains attributable to the Company, which are eliminated upon consolidation, are removed from the income/(losses) before taxes of consolidated investment products balances to illustrate this point, the percentage offsets are more closely

July 17, 2012
Mr. Rufus Decker

aligned between periods and do not exceed 100%, as illustrated in the table below.

	Year ended December 31,		Three months ended March 31,
$ millions (except percentages)	2011	2010	2012	2011
Income/(losses) before taxes of consolidated investment products	(87.4)	180.7	(114.9)	(68.5)
CLO gains attributable to company (eliminated upon consolidation)*	(20.3)	(6.4)	(4.2)	(9.9)
	(107.7)	174.3	(119.1)	(78.4)
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	107.7	(171.1)	119.1	78.2

% "offset"	100.00%	98.16%	100.00%	99.74%

* Amounts are included in the Adjustments column of (and are separately disclosed in the footnotes to) the condensed consolidating income statements presented in the Consolidated Investment Products footnotes in the filings for the periods presented.

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc:	Ernst & Young LLP

July 17, 2012
Mr. Rufus Decker

Appendix 1
Condensed Consolidating Balance Sheets

$ in millions	Before consolidation	CLOs-VIEs*	Other VIEs*	VOEs*	Adjustments*	Subtotal - Impact of Consolidated Investment Products	Total
As of March 31, 2012
Current assets	3,438.7	490.6	1.9	120.6	(37.4)	575.7	4,014.4
Non-current assets	9,066.4	5,483.7	40.3	814.9	(90.3)	6,248.6	15,315.0
Total assets	12,505.1	5,974.3	42.2	935.5	(127.7)	6,824.3	19,329.4
Current liabilities	3,059.7	332.0	0.5	6.0	(23.7)	314.8	3,374.5
Long-term debt of consolidated investment products	—	5,416.0	—	—	(71.0)	5,345.0	5,345.0
Other non-current liabilities	1,475.9	—	—	—	—	—	1,475.9
Total liabilities	4,535.6	5,748.0	0.5	6.0	(94.7)	5,659.8	10,195.4
Retained earnings appropriated for investors in consolidated investment products	—	226.3	—	—	—	226.3	226.3
Other equity attributable to common shareholders	7,965.0	—	0.1	33.8	(33.0)	0.9	7,965.9
Equity attributable to noncontrolling interests in consolidated entities	4.5	—	41.6	895.7	—	937.3	941.8
Total liabilities and equity	12,505.1	5,974.3	42.2	935.5	(127.7)	6,824.3	19,329.4

*	The column headings tie directly to the Consolidated Investment Products footnote presented in the Company's Q1 2012 Form 10-Q and are defined in that document.

Condensed Consolidating Statements of Income

$ in millions	Before consolidation	CLOs-VIEs*	Other VIEs*	VOEs*	Adjustments*	Subtotal - Impact of Consolidated Investment Products	Total
Three months ended March 31, 2012
Total operating revenues	1,044.1	—	—	—	(10.4)	(10.4)	1,033.7
Total operating expenses	797.9	10.2	0.3	5.9	(10.4)	6.0	803.9
Operating income	246.2	(10.2)	(0.3)	(5.9)	—	(16.4)	229.8
Equity in earnings of unconsolidated affiliates	6.3	—	—	—	3.4	3.4	9.7
Interest and dividend income	5.8	69.0	—	—	(3.4)	65.6	71.4
Other investment income/(losses)	18.6	(68.8)	(0.9)	(56.4)	4.2	(121.9)	(103.3)
Interest expense	(13.6)	(49.0)	—	—	3.4	(45.6)	(59.2)
Income before income taxes	263.3	(59.0)	(1.2)	(62.3)	7.6	(114.9)	148.4
Income tax provision	(73.6)	—	—	—	—	—	(73.6)
Net income	189.7	(59.0)	(1.2)	(62.3)	7.6	(114.9)	74.8
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	—	59.0	1.2	58.9	—	119.1	119.1
Net income attributable to common shareholders	189.7	—	—	(3.4)	7.6	4.2	193.9

*	The column headings tie directly to the Consolidated Investment Products footnote presented in the Company's Q1 2012 Form 10-Q and are defined in that document.

July 17, 2012
Mr. Rufus Decker

Appendix 2

Expanded Guarantor Consolidating Balance Sheets

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
December 31, 2011
Cash and cash equivalents	20.6	703.0	3.1	0.7	—	727.4
Cash and cash equivalents of consolidated investment products	—	382.3	—	—	—	382.3
Unsettled fund receivables	—	444.4	—	—	—	444.4
Accounts receivable	163.6	260.8	—	—	—	424.4
Accounts receivable of consolidated investment products	—	98.5	—	—	—	98.5
Investments	4.2	266.2	—	13.3	—	283.7
Prepaid assets	9.7	41.5	—	—	—	51.2
Other current assets	39.3	120.5	1.1	—	(10.9)	150.0
Deferred tax asset, net	19.3	9.8	—	—	(0.4)	28.7
Assets held for policyholders	—	1,243.5	—	—	—	1,243.5
Intercompany receivables	37.9	38.0	29.0	—	(104.9)	—
Total current assets	294.6	3,608.5	33.2	14.0	(116.2)	3,834.1
Non-current assets:
Investments	50.0	144.4	3.4	3.0	—	200.8
Investments of consolidated investment products	—	6,629.0	—	—	—	6,629.0
Security deposit assets and receivables	—	81.2	—	—	—	81.2
Other non-current assets	8.5	6.6	2.8	—	—	17.9
Deferred sales commissions	13.9	26.6	—	—	—	40.5
Property and equipment, net	145.3	167.5	—	—	—	312.8
Intangible assets, net	420.6	902.2	—	—	—	1,322.8
Goodwill	2,312.8	4,161.8	433.3	—	—	6,907.9
Deferred tax assets	—	12.3	—	—	(12.3)	—
Intercompany receivables	772.1	1,834.0	573.5	—	(3,179.6)	—
Investment in subsidiaries	1,228.2	5.6	5,116.3	8,465.0	(14,815.1)	—
Total non-current assets	4,951.4	13,971.2	6,129.3	8,468.0	(18,007.0)	15,512.9
Total assets	5,246.0	17,579.7	6,162.5	8,482.0	(18,123.2)	19,347.0
LIABILITIES AND EQUITY
Current liabilities:
Current maturities of total debt	—	—	215.1	—	—	215.1
Unsettled fund payables	—	439.6	—	—	—	439.6
Income taxes payable	—	63.1	7.4	—	(10.9)	59.6
Other current liabilities	144.3	685.4	11.1	0.7	—	841.5
Other current liabilities of consolidated investment products	—	175.1	—	—	—	175.1
Policyholder payables	—	1,243.5	—	—	—	1,243.5
Deferred tax liabilities	0.4	—	—	—	(0.4)	—
Intercompany payables	—	62.8	29.9	12.2	(104.9)	—
Total current liabilities	144.7	2,669.5	263.5	12.9	(116.2)	2,974.4

July 17, 2012
Mr. Rufus Decker

Appendix 2 (continued)

Non-current liabilities:
Long-term debt	539.0	—	530.6	—	—	1,069.6
Long-term debt of consolidated investment products	—	5,512.9	—	—	—	5,512.9
Deferred tax liabilities, net	29.6	256.7	—	—	(12.3)	274.0
Security deposits payable	—	81.2	—	—	—	81.2
Other non-current liabilities	55.1	242.2	—	—	—	297.3
Intercompany payables	1,728.3	444.8	656.5	350.0	(3,179.6)	—
Total non-current liabilities	2,352.0	6,537.8	1,187.1	350.0	(3,191.9)	7,235.0
Total liabilities	2,496.7	9,207.3	1,450.6	362.9	(3,308.1)	10,209.4
Equity:
Total equity attributable to common shareholders	2,749.3	7,353.9	4,711.9	8,119.1	(14,815.1)	8,119.1
Equity attributable to noncontrolling interests in consolidated entities	—	1,018.5	—	—	—	1,018.5
Total equity	2,749.3	8,372.4	4,711.9	8,119.1	(14,815.1)	9,137.6
Total liabilities and equity	5,246.0	17,579.7	6,162.5	8,482.0	(18,123.2)	19,347.0

July 17, 2012
Mr. Rufus Decker

Appendix 2 (continued)

Expanded Guarantor Consolidating Statements of Income

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2011
Operating Revenues:
Investment management fees	1,153.9	1,984.6	—	—	—	3,138.5
Service and distribution fees	91.9	688.4	—	—	—	780.3
Performance fees	11.4	26.5	—	—	—	37.9
Other	15.2	120.3	—	—	—	135.5
Intercompany Revenues	27.1	(27.1)	—	—	—	—
Total operating revenues	1,299.5	2,792.7	—	—	—	4,092.2
Operating expenses:
Employee compensation	341.5	897.5	—	7.2	—	1,246.2
Third-party distribution, service and advisory	89.7	1,192.8	—	—	—	1,282.5
Marketing	5.1	80.9	—	—	—	86.0
Property, office and technology	105.1	148.8	—	0.7	—	254.6
General and administrative	81.5	207.7	—	6.2	—	295.4
Transaction and integration	—	29.4	—	—	—	29.4
Intercompany Expenses	175.8	(176.3)	—	0.5	—	—
Total operating expenses	798.7	2,380.8	—	14.6	—	3,194.1
Operating income/(loss)	500.8	411.9	—	(14.6)	—	898.1
Other income/(expense):
Equity in earnings of unconsolidated affiliates	(0.4)	29.6	453.9	745.1	(1,197.7)	30.5
Interest and dividend income	3.5	87.2	49.3	0.9	(129.9)	11.0
Interest income of consolidated investment products	—	307.2	—	—	—	307.2
Other gains/(losses) of consolidated investment products, net	—	(138.9)	—	—	—	(138.9)
Interest expense	(136.3)	(1.0)	(50.3)	(4.1)	129.9	(61.8)
Interest expense of consolidated investment products	—	(187.0)	—	—	—	(187.0)
Other gains and losses, net	44.6	3.4	(1.4)	2.4	—	49.0
Income before income taxes	412.2	512.4	451.5	729.7	(1,197.7)	908.1
Income tax provision	(111.5)	(161.0)	(13.6)	—	—	(286.1)
Net income	300.7	351.4	437.9	729.7	(1,197.7)	622.0
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	—	107.7	—	—	—	107.7
Net income attributable to common shareholders	300.7	459.1	437.9	729.7	(1,197.7)	729.7

July 17, 2012
Mr. Rufus Decker

Appendix 2 (continued)

Expanded Condensed Consolidating Statements of Cash Flows

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2011
Operating activities:
Net cash provided by/(used in) operating activities*	115.7	488.4	103.9	650.3	(393.5)	964.8
Investing activities:
Purchase of investments by consolidated investment products	—	(2,991.4)	—	—	—	(2,991.4)
Proceeds from sale of investments by consolidated invest. prod.	—	3,369.8	—	—	—	3,369.8
Returns of capital in investments of consolidated investment products	—	109.2	—	—	—	109.2
Purchase of other investments	(29.0)	27.2	(116.0)	(25.6)	—	(143.4)
Other net increases/(decreases) in investing activities	(47.5)	(27.9)	62.5	19.3	(2.5)	3.9
Net cash (used in)/provided by investing activities	(76.5)	486.9	(53.5)	(6.3)	(2.5)	348.1
Financing activities:
Purchases of treasury shares	—	—	—	(436.5)	—	(436.5)
Dividends paid*	—	(347.9)	(48.4)	(220.6)	396.0	(220.9)
Capital invested into consolidated investment products	—	37.2	—	—	—	37.2
Capital distributed by consolidated investment products	—	(172.4)	—	—	—	(172.4)
Repayments of debt of consolidated investment products	—	(513.3)	—	—	—	(513.3)
Net borrowings/(repayments) under credit facility	(31.0)	—	—	—	—	(31.0)
Other net increases/(decreases) in financing activities	—	2.3	—	12.5	—	14.8
Net cash used in financing activities	(31.0)	(994.1)	(48.4)	(644.6)	396.0	(1,322.1)
(Decrease)/increase in cash and cash equivalents	8.2	(18.8)	2.0	(0.6)	—	(9.2)
Foreign exchange movement on cash and cash equivalents	—	(3.9)	—	—	—	(3.9)
Cash and cash equivalents, beginning of year	12.4	725.7	1.1	1.3	—	740.5
Cash and cash equivalents, end of year	20.6	703.0	3.1	0.7	—	727.4

*As discussed in the response to Comment 12, the $48.4 million dividend paid by the issuer has been reclassified to dividends paid.